NOTES TO FINANCIAL STATEMENTS

ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Alexander & Baldwin, Inc. and all subsidiaries, after elimination of significant intercompany amounts.

OCEAN TRANSPORTATION: Voyage revenue and variable costs and expenses are included in income at the time each voyage leg commences. This method of accounting does not differ materially from other acceptable accounting methods.

Vessel depreciation, charter hire, terminal operating overhead, and general and administrative expenses are charged to expense as incurred. Expected costs of regularly-scheduled dry docking of vessels and planned major vessel repairs performed during dry docking are accrued.

PROPERTY DEVELOPMENT AND MANAGEMENT: Sales are recorded when the risks and benefits of ownership have passed to the buyers (generally at closing dates), adequate down payments have been received and collection of remaining balances is reasonably assured.

Expenditures for real estate developments are capitalized during construction and are classified as Real Estate Developments on the balance sheet. When construction is complete, the costs are reclassified either as Property or as Real Estate Held For Sale, based upon the Company's intent to sell the completed asset or to hold it as an investment. Cash flows related to real estate developments are classified as operating or investing activities, based upon the Company's intention either to sell the property or to retain ownership of the property as an investment following completion of construction.

FOOD PRODUCTS: Revenue is recorded when refined sugar products and coffee are sold to third parties.

Costs of growing sugar cane are charged to the cost of production in the year incurred and to cost of sales as refined products are sold. The cost of raw cane sugar purchased from third parties is recorded as inventory at the purchase price.

Costs of developing coffee are capitalized during the development period and depreciated over the estimated productive lives of the orchards. Costs of growing coffee are charged to inventory in the year incurred and to cost of sales as coffee is sold.

CASH AND CASH EQUIVALENTS: The Company considers highly liquid investments purchased with original maturities of three months or less, which have no significant risk of change in value, to be cash equivalents.

INVENTORIES: Sugar inventory, consisting of raw and refined sugar and coffee inventory, are stated at the lower of cost (first-in, first-out basis) or market. Other inventories, composed principally of materials and supplies, are stated at the lower of cost (principally average cost) or market.

PROPERTY: Property is stated at cost. Major renewals and betterments are capitalized. Replacements, maintenance and repairs which do not improve or extend asset lives are charged to expense as incurred. Assets held under capital leases are included with property owned. Gains or losses from property disposals are included in income.

CAPITALIZED INTEREST: Interest costs incurred in connection with significant expenditures for real estate developments or the construction of assets are capitalized.

DEPRECIATION: Depreciation is computed using the straight-line method. Depreciation expense includes amortization of assets under capital leases and vessel spare parts.

Estimated useful lives of property are as follows:

Buildings                        10 to 50 years
Vessels                          14 to 40 years
Marine containers                15 years
Machinery and equipment          3 to 35 years
Utility systems and other depreciable property              5 to 60 years

OTHER NON-CURRENT ASSETS: Other non-current assets consist principally of supply contracts and intangible assets. These assets are being amortized using the straight-line method over periods not exceeding 30 years.

OTHER LONG-TERM LIABILITIES: Other long-term liabilities include the Company's estimate of the liability for uninsured claims and self insurance, and reserves for dry-docking, pensions and other liabilities not expected to be paid within the next year.

PENSION PLANS: Certain ocean transportation subsidiaries are members of the Pacific Maritime Association (PMA), the Maritime Service Committee or the Hawaii Stevedore Committee, which negotiate multi-employer pension plans covering certain seagoing and shoreside bargaining unit personnel. The subsidiaries negotiate multi-employer pension plans covering other bargaining-unit personnel. Pension costs are accrued in accordance with contribution rates established by the PMA, the parties to a plan or the trustees of a plan. Several trusteed, noncontributory, single-employer defined benefit plans cover substantially all other employees.

INCOME TAXES: Current income tax expense is based on revenue and expenses in the Statements of Income. Deferred income tax liabilities and assets are computed at current tax rates for temporary differences between the financial statement and income tax bases of assets and liabilities.

FAIR VALUES: The carrying values of current assets (other than inventories, real estate held for sale, deferred income taxes and prepaid and other assets) and of debt instruments are reasonable estimates of their fair values. Real estate is carried at the lower of cost or net realizable value. Net realizable values are generally determined using the expected market value for the property less sales costs. For residential units and lots held for sale, market value is determined by reference to the sales of similar property, market studies, tax assessments and discounted cash flows. For commercial property, market value is determined using recent comparable sales, tax assessments and cash flow analysis. A large portion of the Company's real estate is undeveloped land located in Hawaii. This land has a cost basis which averages $145 per acre, a value which is much lower than market values.

FUTURES CONTRACTS: Realized and unrealized gains and losses on commodity futures contracts are deferred and recorded in inventory in the period in which the related inventory purchases occur. These amounts are not significant.

ENVIRONMENTAL COSTS: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations or events, and which do not contribute to current or future revenue generation, are charged to expense. Liabilities are recorded when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Future actual amounts could differ from those estimates.

RECLASSIFICATIONS: Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with the 1995 presentation.

RESTATEMENTS: The financial statements for all periods presented have been restated to reflect the sale of certain net assets of the Company's container leasing segment as described in Note 4.

2.   EMPLOYEE BENEFIT PLANS

Total contributions to the multi-employer pension plans covering personnel in shoreside and seagoing bargaining units were $5,903,000 in 1995, $8,216,000 in 1994 and $8,626,000 in 1993. Union collective bargaining agreements provide that total employer contributions during the terms of the agreements be sufficient to meet the normal costs and amortization payments required to be funded during those periods. Contributions are generally based on union labor used or cargo handled or carried. A portion of such contributions is for unfunded accrued actuarial liabilities of the plans being funded over periods of 25 to 40 years, which began between 1967 and 1976.

The multi-employer plans are subject to the plan termination insurance provisions of the Employee Retirement Income Security Act of 1974, as amended, and are paying premiums to the Pension Benefit Guarantee Corporation (PBGC). The statutes provide that an employer which withdraws from or significantly reduces its contribution obligation to a multi-employer plan generally will be required to continue funding its proportional share of the plan's unfunded vested benefits.

Under special rules approved by the PBGC and adopted by the longshore plan in 1984, the Company could cease Pacific Coast cargo-handling operations permanently and stop contributing to the plan without any withdrawal liability, provided that the plan meets certain funding obligations as defined in the plan. The estimated withdrawal liabilities under the Hawaii longshore plan and the seagoing plans aggregated approximately $6,437,000 for various plan years ended December 1995 and 1994, and July 1995, based on estimates by plan actuaries. Management has no present intention of withdrawing from and does not anticipate termination of any of the aforementioned plans.

The net pension cost (benefit) and components for 1995, 1994 and 1993, of single-employer defined benefit pension plans, which cover substantially all other employees, were as follows:

                                                 1995     1994     1993
                                                    (In thousands)

Service cost--benefits earned during the year   $6,210   $ 7,317   $ 5,907
Interest cost on projected benefit obligation   21,785    20,542    17,584
Actual return on plan assets                   (26,361) (24,122) (18,776)
Net amortization and deferral                   (2,054)  (1,221)  (2,514)
Curtailments and terminations                   (1,761)   1,300    2,117
Net pension cost (benefit)                     $(2,181) $3,816   $4,318


The funded status of the single-employer plans at December 31, 1995 and 1994 was as follows:

                                  1995              1994

                                 Assets         Assets     Accumulated
                                 Exceed         Exceed       Benefits
                              Accumulated     Accumulated     Exceed
                                Benefits       Benefits       Assets
                                            (In thousands)

Actuarial present value
   of benefit obligation:
   Vested benefits             $ 241,422     $ 122,153       $ 112,925
   Non-vested benefits             9,881         3,830           4,297
   Accumulated benefit
      obligation                 251,303       125,983         117,222
   Additional amounts
      related to projected
      compensation levels         34,276        22,927          11,277
   Projected benefit
      obligation                 285,579       148,910         128,499
Plan assets at fair value        348,208       178,118         104,867

Deficiency (Excess) of
  plan assets over
  projected benefit obligation   (62,629)      (29,208)         23,632
Prior service costs to be
  recognized in future
  years                           (3,739)       (2,121)         (1,656)
Unrecognized actuarial
  net gain (loss)                 75,759        27,468          (1,227)
Unrecognized net asset at
  January 1, 1987 (being
  amortized overperiods
  of 4 to 15 years)                3,954         4,660             385

Accrued pension liability      $  13,345     $     799       $  21,134

For 1995 and 1994, the projected benefit obligation was determined using a discount rate of 8% and assumed increases in future compensation levels of 5%. The expected long-term rate of return on assets was 9% for 1995 and 8 1/4% for 1994. The assets of the plans consist principally of listed stocks and bonds.

Contributions are determined annually for each plan by the Company's pension administrative committee, based upon the actuarially determined minimum required contribution under ERISA and the maximum deductible contribution allowed for tax purposes. For the plans covering employees who are members of collective bargaining units, the benefit formulas are determined according to the collective bargaining agreements, either using career average pay as the base or a flat dollar amount per year of service. The benefit formulas for the remaining defined benefit plans are based on final average pay.

The Company has non-qualified supplemental pension plans covering certain employees and retirees, which provide for incremental pension payments from the Company's general funds, so that total pension benefits would be substantially equal to amounts that would have been payable from the Company's qualified pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation, included with other non-current liabilities, relating to these unfunded plans, totaled $8,680,000 and $7,661,000 at December 31, 1995 and 1994, respectively.

3.   LEASES

THE COMPANY AS LESSEE: Various subsidiaries of the Company lease a vessel and certain land, buildings and equipment under both capital and operating leases. Capital leases include one vessel leased for a term of 25 years ending in 1998; containers, machinery and equipment for terms of 5 to 12 years expiring through 1997; and a wastewater treatment facility in California, the title to which will revert to a subsidiary in 2002. Principal operating leases cover office and terminal facilities for periods which expire between 1996 and 2026. Management expects that in the normal course of business, most operating leases will be renewed or replaced by other similar leases.

Rental expense under operating leases totaled $46,680,000, $48,169,000, and $43,270,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Contingent rents and income from sublease rents were not significant.

Assets recorded under capital lease obligations and included in property at December 31, 1995 and 1994 were as follows:
                                               1995     1994
                                              (In thousands)

Vessel                                      $ 55,253  $ 55,253
Machinery and equipment                       42,688    42,870
  Total                                       97,941    98,123
Less accumulated amortization                 84,813    74,674
Property under capital leases--net          $ 13,128  $ 23,449

Future minimum payments under all leases and the present value of minimum capital lease payments as of December 31, 1995 were as follows:

                                             Capital   Operating
                                              Leases     Leases
                                               (In thousands)

1996                                        $ 14,759   $  15,960
1997                                          15,026      14,590
1998                                          10,703      14,837
1999                                             609      14,834
2000                                             576      12,868
Thereafter                                     1,063     114,072
Total minimum lease payments                  42,736   $ 187,161
Less amount representing interest              7,489
Present value of future minimum payments      35,247
Less current portion                          11,061
Long-term obligations at December 31, 1995  $ 24,186

A subsidiary is obligated to pay terminal facility rent equal to the principal and interest on Special Facility Revenue Bonds issued by the Department of Transportation of the State of Hawaii. Interest on the bonds is payable semi-annually and principal, in the amount of $16,500,000 is due in 2013. An accrued liability of $7,170,000 and $6,626,000 at December 31, 1995 and 1994,
respectively, included in other long-term liabilities, provides for a pro-rata portion of the principal due on these bonds.

THE COMPANY AS LESSOR: Various Company subsidiaries lease land, buildings and land improvements under operating leases. The historical cost of and accumulated depreciation on leased property at December 31, 1995 and 1994 were as follows:
                                               1995        1994
                                                (In thousands)

Leased property                               $ 246,609  $210,217
Less accumulated amortization                    37,555    32,567
Property under operating leases--net          $ 209,054  $177,650


Total rental income under these operating leases for the three years ended December 31, 1995 was as follows:

                                      1995     1994     1993
                                         (In thousands)

Minimum rentals                      $ 28,164  $ 31,792  $ 30,968
Contingent rentals
(based on sales volume)                   880     1,515     1,111
  Total                              $ 29,044  $ 33,307  $ 32,079

Future minimum rental income on non-cancelable leases at December 31, 1995 was as follows:

                                    Operating
                                      Leases
                                  (In thousands)

1996                                $  31,551
1997                                   26,689
1998                                   18,930
1999                                   15,169
2000                                   12,324
Thereafter                            159,912
 Total                              $ 264,575

4.     DISCONTINUED OPERATIONS

In June 1995, the Company sold the net assets of its container leasing subsidiary, Matson Leasing Company, Inc., for $361.7 million in cash, and realized an after-tax gain of $18 million. Specifically excluded from the sale were long-term debt and U. S. tax obligations of the business.

Summary operating results of discontinued operations, excluding the above gain, were as follows:

                                  1995      1994     1993
                                      (In thousands)

Net sales                        $ 35,251  $ 63,060  $ 55,544
Gross profit                     $ 14,762  $ 24,499  $ 20,500

Earnings before income taxes     $  8,564  $ 16,604  $ 13,047
Income taxes                        3,228     5,975     4,794
Net earnings from discontinued
  operations                     $  5,336   $10,629  $  8,253

The components of net assets of discontinued operations included in the Consolidated Balance Sheet at December 31, 1994 were as follows (in thousands):

Current assets                   $  14,829
Containers and equipment, net      305,874
Current liabilities                 (1,505)
Other long-term liabilities         (5,508)
Net assets                       $ 313,690


5.   INCOME TAXES

The income tax expense for the three years ended December 31, 1995 consisted of the following:

                                        1995       1994     1993
                                         (In thousands)

Current:
  Federal                            $ (23,833) $ 29,796  $ 23,894
  State                                    403     1,444     2,830
    Total                              (23,430)   31,240    26,724
Deferred                                42,965     1,412    14,662
Income tax expense                   $  19,535  $ 32,652  $ 41,386

Total income tax expense for the three years ended December 31, 1995 differs from amounts computed by applying the statutory Federal rate to pre-tax income, for the following reasons:

                                      1995     1994     1993
                                         (In thousands)

Computed income tax expense          $ 18,184  $ 33,821  $ 35,043
Increase (decrease) resulting from:
  Tax rate increases                      -         -       6,963
  State tax on income, less
      applicable Federal tax              326     1,332     1,999
  Fair market value over cost
      of donations                        -      (2,138)      -
  Low-income housing credits           (1,224)   (1,219)   (1,214)
  Other-net                             2,249       856    (1,405)
    Income tax expense               $ 19,535  $ 32,652  $ 41,386

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 1995 and 1994 were as follows:

                                               1995       1994
                                               (In thousands)

Deposits to the CCF                           $ 252,348   $ 201,963
Tax-deferred gains on real
    estate transactions                         69,317       68,488
Accelerated depreciation                        44,136      111,253
Unrealized holding gains on securities          23,664       17,273
Post-retirement benefits                       (47,813)     (45,209)
Alternative minimum tax benefits               (14,264)      (6,531)
Insurance reserves                              (6,766)      (1,759)
Capitalized leases                                (957)       2,409
Other-net                                         (725)     (13,292)
  Total                                       $ 318,940   $ 334,595

The Internal Revenue Service (IRS) has completed its audits of the Company's tax returns through 1988 and, with one exception, has settled all issues raised during such audits. No settlement had a material effect on the Company's financial position or results of operations. The Company is contesting the remaining issue, which relates to the timing of a deduction for tax purposes. The IRS has commenced an audit of the tax returns for 1989 through 1991. Management believes that the ultimate resolution of any adjustment resulting from the 1987, 1988 and the current audits will not have a material effect on the Company's financial position or results of operations.

6.     POST-RETIREMENT BENEFIT PLANS

The Company has plans that provide certain retiree health care and life insurance benefits to substantially all salaried and to certain hourly employees. Employees are generally eligible for such benefits upon retirement and completion of a specified number of years of credited service. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these plans in the future. Certain groups of retirees pay a portion of the benefit costs.

The net periodic cost for post-retirement health care and life insurance benefits during 1995, 1994 and 1993 included the following:

                                   1995     1994      1993
                                      (In thousands)

Service cost                     $ 1,512  $ 2,149   $ 1,524
Interest cost                      7,031    7,825     4,742
Net amortization                 (1,524)     (216)      -
Curtailment gain                 (2,045)       -        -
Post-retirement benefit cost     $ 4,974  $ 9,758   $ 6,266


The unfunded accumulated post-retirement benefit obligation at December 31, 1995 and 1994 is summarized below:

                                      1995          1994
                                        (In thousands)

Accumulated post-retirement benefit obligation:

 Retirees                            $  56,606       $  64,619
 Fully-eligible active plan
    participants                         9,073          10,577
 Other active plan participants         25,373          30,359
 Unrecognized prior service cost         5,676           3,215
 Unrecognized net gain                  26,862          14,422
   Total                               123,590         123,192
Current obligation                       5,118           6,582
Non-current obligation               $ 118,472       $ 116,610

For 1995 and 1994, the weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 8%, and the assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 10% through 2001, decreasing to 5% thereafter. If the assumed health care cost trend rate were increased by one percentage point, the accumulated post-retirement benefit obligation as of December 31, 1995 and 1994 would have increased by approximately $10,405,000 and $12,235,000, respectively, and the net periodic post-retirement benefit cost for 1995 and 1994 would have increased by approximately $1,190,000 and $2,153,000, respectively.

7.   INVESTMENTS

At December 31, 1995 and 1994, investments principally consisted of marketable equity securities, limited partnership interests and purchase-money mortgages.

Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The marketable equity securities are classified as "available for sale" and are stated at quoted
market values.    The unrealized holding gain on these securities, net of
deferred income taxes, has been recorded as a separate component of shareholders' equity.


The components of the net unrealized holding gains at December 31, 1995 and 1994 were as follows:

                                      1995           1994
                                        (In thousands)

Market value                         $ 73,460       $ 56,312
Less historical cost                    9,966          9,966
Unrealized holding gain                63,494         46,346
Less deferred income taxes             23,664         17,273
Net unrealized holding gain          $ 39,830       $ 29,073

The investments in limited partnership interests and purchase money mortgages are recorded at cost, which approximated market values, of $8,786,000 and $8,601,000 at December 31, 1995 and 1994, respectively. The purchase money mortgages are intended to be held to maturity. The value of the underlying investments of the limited partnership interests are assessed annually and are approximately equal to the original cost.

See Note 11 for a discussion of market values of investments in the Capital Construction Fund.

8.   LONG-TERM DEBT, CREDIT AGREEMENTS

At December 31, 1995 and 1994, long-term debt consisted of the following:

                                       1995       1994
                                       (In thousands)

Commercial paper,
   5.83% - 6.19% due 1996           $ 246,437    $ 304,301

Bank revolving credit loans
   (1995 high 6.88%, low 5.99%)
   due after 1995                      40,000       52,500

Term loans:
   7.19%, payable through 2007         75,000       75,000
   8%, payable through 2000 .          47,500       50,000
   9.05%, payable through 1999         27,201       32,611
   9%, payable through 1999 ..         21,176       50,000
   9.8%, payable through 2004          18,750       20,833
   7.65%, payable through 2001         10,000       10,000
   11.78%, payable through 1997         1,269        1,848

Mortgage loans, collateralized by land and buildings:
   11%, repaid in 1995                   -           3,046
   12.5%, repaid in 1995                 -           2,724
   Other, repaid in 1995                 -             281
Limited partnership subscription
   notes, no interest,
   payable through 1996                   850        1,700
     Total                            488,183      604,844
     Less current portion              24,794       27,239
     Commercial paper classified
        as current                     83,000       58,000
     Long-term debt                 $ 380,389    $ 519,605

REVOLVING CREDIT FACILITIES: The Company and a subsidiary have a revolving credit and term loan agreement with five commercial banks, whereby they may borrow up to $155,000,000, under revolving loans to November 30, 1997, at varying rates of interest. Any revolving loan outstanding on that date may be converted into a term loan, which would be payable in 16 equal quarterly installments. The agreement contains certain restrictive covenants, the most significant of which requires the maintenance of an interest coverage ratio of 2:1. At December 31, 1995 and 1994, $10,000,000 and $20,000,000, respectively, were outstanding under this agreement.

The Company and a subsidiary have an uncommitted $45,000,000 short-term revolving credit agreement with a commercial bank. The agreement extends to November 30, 1996, but may be canceled by the bank at any time. At December 31, 1995 and 1994, $17,000,000 and $12,500,000, respectively, were outstanding under this agreement.

In 1994, the Company and a subsidiary entered into an uncommitted $25,000,000 revolving credit agreement with a commercial bank. The agreement extends to July 18, 1997. At December 31, 1995 and 1994, $13,000,000 and $20,000,000,
respectively, were outstanding under this agreement.

During 1995, a subsidiary entered into a $50,000,000 one-year Revolving Credit Agreement to replace two previous credit facilities. Up to $25,000,000 of this agreement serves as a commercial paper liquidity back-up line, with the balance available for general corporate funds. At December 31, 1995, there were no amounts outstanding under this agreement.

COMMERCIAL PAPER: At December 31, 1995 there were two commercial paper programs. The first program was used by a subsidiary to finance the construction of a vessel, which was delivered in 1992. At December 31, 1995, $149,437,000 of commercial paper notes was outstanding under this program. Maturities ranged from 4 to 39 days. The borrowings outstanding under this program are classified as long-term, because the subsidiary intends to continue the program indefinitely and eventually to repay the program with qualified withdrawals from the Capital Construction Fund.

The second commercial paper program is used by a subsidiary to fund the purchases of sugar inventory from Hawaii sugar growers and to provide working capital for sugar refining and marketing operations. At December 31, 1995, $97,000,000 of commercial paper notes was outstanding under this program. Maturities ranged from 11 to 23 days. The interest cost and certain fees on the borrowings relating to sugar inventory advances to growers are reimbursed by the growers. At December 31, 1995, $31,378,000 was outstanding as advances to growers under this program. Of the total commercial paper borrowing outstanding at December 31, 1995, $83,000,000 was classified as current. The commercial paper is supported by a $100,000,000 backup revolving credit facility with six commercial banks. Both the commercial paper program and the backup facility are guaranteed by the subsidiary's parent and by the Company.

In 1995, the Company repaid the outstanding commercial paper notes of a third program which had been used to finance container purchases of the discontinued container leasing business.

LONG-TERM DEBT MATURITIES: At December 31, 1995, maturities and planned prepayments of all long-term debt during the next five years totaled $24,794,000 for 1996, $31,967,000 for 1997, $24,453,000 for 1998, $32,616,000 for 1999 and
$19,584,000 for 2000.

9.     CAPITAL STOCK AND STOCK OPTIONS

A&B has a stock option plan ("1989 Plan") under which key employees may be granted stock purchase options and stock appreciation rights. A second stock option plan for key employees terminated in 1993, but shares previously granted under the plan are still exercisable. Under the 1989 Plan, option prices may not be less than the fair market value of a share of the Company's common stock on the dates of grant, and each option generally becomes exercisable in-full one year after the date granted. Payment for options exercised, to the extent not reduced by the application or surrender of stock appreciation rights, may be made in cash or in shares of the Company's stock. If payment is made in shares of the Company's stock, the option holder may receive, under a reload feature of the 1989 Plan, a new stock option for the number of shares equal to that surrendered, with an option price not less than at the fair market value of the Company's stock on the date of exercise. During 1995, 527,800 new options were granted under the 1989 Plan.

The 1989 Plan also permits issuance of shares of the Company's common stock as a reward for past service rendered to the Company or one of its subsidiaries or as an incentive for future service with such entities. The recipients' interest in such shares may be fully vested upon issuance or may vest in one or more installments, upon such terms and conditions as are determined by the committee which administers the plan.

The Company also has a Directors' stock option plan, under which each non-employee Director of the Company, elected at an Annual Meeting of Shareholders, is automatically granted, on the date of each such Annual Meeting, an option to purchase 3,000 shares of the Company's common stock at the average fair market value of the shares for the five consecutive trading days prior to the grant date. Each option becomes exercisable six months after the date granted. At December 31, 1995, a total of 171,000 options have been granted under the plan, 3,000 options have been canceled and no options have been exercised.

Changes in shares under all option plans, for the three years ended December 31, 1995, were as follows:

                                                Price Range
                                      Shares     Per Share

1993: Granted                        423,200   $24.250-24.500
      Exercised                       23,576)   17.375-24.750
      Canceled                       (73,400)   24.250-36.250
      Outstanding, December 31     2,037,128    17.375-37.875

1994: Granted                        475,200    24.700-27.000
      Exercised                      (12,300)   17.375-24.750
      Canceled                       (55,996)   24.250-36.250
      Outstanding, December 31     2,444,032    17.375-37.875

1995: Granted                        551,800    21.750-22.500
      Exercised                      (23,550)   17.375-24.750
      Canceled                      (385,531)   24.250-36.250
      Outstanding, December 31
      (2,045,051 exercisable)      2,586,751   $17.375-37.875

Options outstanding at December 31, 1995 include 60,166 shares that carry stock appreciation rights which expire in 1997. The outstanding options do not have a material dilutive effect in the calculation of earnings per share of common stock.

The Company has a Shareholder Rights Plan, designed to protect the interests of shareholders in the event an attempt is made to acquire the Company. The rights initially will trade with the Company's outstanding common stock and will not be exercisable absent certain acquisitions or attempted acquisitions of specified percentages of such stock. If exercisable, the rights generally entitle shareholders to purchase additional shares of the Company's stock or shares of an acquiring company's stock at prices below market value.

10.    RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES

At December 31, 1995, the Company and its subsidiaries had an unspent balance of total appropriations for capital expenditures of approximately $216,971,000. However, there is no contractual obligation to spend this entire amount. Of this amount, $155,500,000 is for the planned vessels described in Note 12.

A subsidiary has arranged for standby letters of credit of approximately $13,800,000, necessary to qualify as a self-insurer for state and federal workers' compensation liabilities.

A subsidiary has received a favorable court judgment resulting from a contested insurance claim. The claim was for reimbursement of certain expenses incurred by the subsidiary in connection with repairing port facilities damaged by a 1989 earthquake. Although the award has been appealed, management and its outside counsel believe that the ultimate outcome of this litigation will be an award at least equal to the claim recorded in the financial statements.

A subsidiary is a party, acting as the steam host, to a Steam Purchase Agreement with a developer which has received regulatory authority approval to construct and operate a cogeneration facility contiguous to the subsidiary's California refinery. The agreement provides that, during the 30-year period of the agreement, the subsidiary will receive steam necessary for refinery operations at a reduced price, compared to the market price of fuel which presently must be purchased to generate its steam requirements.

A subsidiary is party to a long-term sugar supply contract with Hawaiian Sugar & Transportation Cooperative (HSTC), a raw sugar marketing and transportation cooperative owned by two other subsidiaries and by the other Hawaii sugar growers. Under the terms of this contract, the subsidiary is obligated to purchase, and HSTC is obligated to sell, all of the raw sugar delivered to HSTC by the Hawaii sugar growers, at prices determined by the quoted domestic sugar market. The subsidiary made purchases of raw sugar totaling $158,284,000 and $271,212,000 under the contract during 1995 and 1994, respectively. The contract also requires that the subsidiary provide cash advances to HSTC prior to the physical receipt of the sugar at its refineries (see Note 8). Such advances are determined by the estimated raw sugar market prices. Amounts due to HSTC are credited against outstanding advances to HSTC upon delivery of raw sugar to the subsidiary's refineries.

The Company and certain subsidiaries are parties to various legal actions and are contingently liable in connection with claims and contracts arising in the normal course of business, the outcome of which, in the opinion of management after consultation with legal counsel, will not have a material adverse effect on the Company's financial position or results of operations.

11.    CAPITAL CONSTRUCTION FUND

A subsidiary is party to an agreement with the United States Government which established a Capital Construction Fund (CCF) under provisions of the Merchant Marine Act, 1936, as amended. The agreement has program objectives for the acquisition, construction or reconstruction of vessels and for repayment of existing vessel indebtedness. Deposits to the CCF are limited by certain applicable earnings. Such deposits are not subject to Federal income taxes in the year earned, but are taxable, with interest payable from the year of deposit, if withdrawn for general corporate purposes or other non-qualified purposes, or upon termination of the agreement. Qualified withdrawals for investment in vessels having adequate tax bases do not give rise to a current tax liability, but reduce the depreciable bases of the vessels or other assets for income tax purposes. Amounts deposited into the CCF are preference items for inclusion in Federal alternative minimum taxable income. Deposits not committed for qualified purposes within 25 years from December 31, 1986, or later date of deposit, will be treated as non-qualified withdrawals. As of December 31, 1995, the oldest CCF deposits date from 1987. Management believes that all amounts deposited in the CCF at the end of 1995 will be used or committed for qualified purposes prior to the expiration of the 25-year period.

Under the terms of the CCF agreement, the subsidiary may designate certain qualified earnings as "accrued deposits" or may designate, as obligations of the CCF, qualified withdrawals to reimburse qualified expenditures initially made with operating funds. Such accrued deposits to and withdrawals from the CCF are reflected on the balance sheet either as an obligation of the Company's current assets or as a receivable from the CCF.

As discussed in Note 7, in 1994 the Company adopted the provisions of SFAS No.
115. The Company has classified its investments in the CCF as "held-to-maturity" and, accordingly, has not reflected temporary unrealized market gains and losses in the Balance Sheets or Statements of Income. The long-term nature of the CCF program supports the Company's intention to hold these investments to maturity.


At December 31, 1995 and 1994, the balances on deposit in the CCF are summarized in Table 1.

TABLE 1 (In thousands)
                                        1995
                           Amortized     Fair      Unrealized
                              Cost       Value      Gain(Loss)

Mortgage-backed securities  $  95,156   $  91,132    $ (4,024)
Cash and cash equivalents     215,823     215,856         33
Treasury notes                   -          -             -
Accrued deposits                6,233       6,233         -
Total                       $ 317,212   $ 313,221    $ (3,991)


                                       1994
                           Amortized     Fair      Unrealized
                              Cost       Value        Loss

Mortgage-backed securities  $ 108,247   $  96,678      (11,569)
Cash and cash equivalents      64,263      64,263        -
Treasury notes                  2,984       2,984        -
Accrued deposits                  550         550        -
Total                       $ 176,044   $ 164,475    $ (11,569)


Fair value of the mortgage-backed securities ("MBS") was determined by an outside investment management company, based on the experience of trading identical or substantially similar securities. No central exchange exists for these securities; they are traded over-the-counter.

At the end of 1995, the fair value of the Company's investments in MBS is less than amortized cost, due to interest rate sensitivity inherent in the fair value determination of such securities. While an unrealized market loss exists, the Company intends to hold these investments to maturity, which ranges from 1996 through 2024. The MBS have a weighted average life of approximately six years, based on information currently available to the Company. The Company earned $7,655,000 in 1995, $8,292,000 in 1994, and $7,218,000 in 1993 on its
investments in MBS.

Fair values of the remaining CCF investments were based on quoted market prices, if available. If a quoted market price was not available, fair value was estimated, using quoted market prices of similar securities and investments. These remaining investments mature in 1996.

During 1995 and 1994, there were no sales of securities classified as "held-to-maturity" included in the CCF.

12.    SUBSEQUENT EVENT - VESSEL ACQUISITION

In January 1996, the Company purchased five container ships from American President Lines, Ltd. (APL) for $155,500,000, of which $145,500,000 was financed by qualified withdrawals from the CCF.

The Company intends to use four of these container ships and one existing fleet unit in a joint service with APL, between the United States West Coast and Hawaii, Korea, Japan and Guam. The Company will have the full reach of the vessels on each westbound voyage from the United States West Coast to Hawaii, Guam, Japan and Korea. APL will take each vessel on time charter in Korea and redeliver the vessel at the end of its eastbound voyage on the United States West Coast. APL will reimburse the Company for vessel operating costs incurred while under time charter to APL. The Company expects to commence the joint service with APL in February 1996.

13.    INDUSTRY SEGMENTS

Industry segment information for 1995, 1994 and 1993, on page 28, is incorporated herein by reference. Segments are:

Ocean transportation -- carrying freight between various U.S. and Canadian West Coast, Hawaii and Western Pacific ports, and providing terminal services.

Property development and management -- developing, managing and selling residential, commercial and industrial properties.

Food products -- growing, processing and marketing sugar, molasses and coffee, and generating and selling electricity.

As discussed in Note 4, the net assets of the container leasing segment were sold in 1995.